UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

UBS Group AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms
20-F
and
6-K,
respectively.
UBS
Group
AG’s
consolidated
financial
statements
are
prepared
in
accordance
with
IFRS
Accounting
Standards.
SEC
regulations
require
certain
additional
disclosures to be
included in registration
statements relating to
offerings of securities.
Certain of these
additional disclosures follow herein, and should
be read in conjunction with the annual
report on Form
20-F for the
year ended 31
December 2025 of
UBS Group AG,
filed with the
SEC on March
9, 2026,
as well as UBS
Group AG’s
first quarter 2026
report, submitted to
the SEC on Form
6-K on April 29,
2026.

Capitalization of UBS Group AG
The
table
below
presents
the
consolidated
capitalization
of
UBS
Group
AG
in
accordance
with
IFRS
Accounting
Standards in US dollars, the presentation currency of UBS Group AG.
As of
USD m 31.3.26 31.12.25
Debt:
Short-term debt issued
1
97,642
92,096
Long-term debt issued
2
246,279
236,405
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
21,133
17,551
Total debt issued
3
343,922
328,501
Equity attributable to shareholders
92,247
90,213
Equity attributable to non-controlling interests
255
271
Total capitalization
436,424
418,984
1 Short-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized
cost and Debt issued designated at fair value) by
UBS Group AG and
its subsidiaries with a remaining contractual
maturity of less than one year without
considering any early redemption features.
2 Long-term debt issued consists of debt
issued (reflected on
the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS Group AG
and its subsidiaries with a remaining contractual maturity
of more
than one year without considering any early redemption features.
3 As of 31 March 2026, 88% of the total debt issued was unsecured.

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
the
registration
statement
on
Form
F-3
(Registration
Number
333-293403),
(2)
the
registration
statements
of
UBS
Group
AG
on
Form
S-8
(Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255;
333-228653; 333-230312;
333-249143 and
333-272975), and
(3) into
each prospectus
outstanding under
any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
April 29, 2026